JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone:  (561)997-9920

Telefax:   (561)241-4943

November 12, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Re:

Medical Connections Holdings, Inc.

Information Statement on Schedule 14c

Filed on October 31, 2008

File No.  333-72376

Dear Sir/Madam:

The following response is  filed in connection with the Commission’s comment letter dated  November 6, 2008.

1.

With respect to comment No. 1 and the appointment of De Meo, Young, McGrath , CPA:

We have added a section titled  “Matters Related to De Meo, Young, McGrath, CPA”  in which we disclose audit fees paid and fees paid for audit related services.  No fees were paid for tax related services or any other type of services.

We have also disclosed that we do not have an audit committee and that our entire Board of Directors serves in the capacity of the audit committee.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ JEFFREY G. KLEIN
Jeffrey G. Klein
Counsel For
Medical Connections Holdings, Inc.